UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 21, 2023

CR GLOBAL HOLDINGS, INC.
(Exact name of issuer as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	85-273995 (I.R.S. Employer Identification Number)

4598 Broad Street
Virginia Beach, VA 23462
(Full mailing address of principal executive offices)

(757) 717-1003
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class B Common Stock

Item 3. Material Modification to Rights of Securityholders

On April 21, 2023, CR Global Holdings, Inc. (the “Company”) received confirmation of articles of amendment filed with the Virginia State Corporation Commission for the purpose of amending its articles of incorporation to (i) authorize the issuance of preferred stock and (ii) permit shareholder action in writing with less than unanimous consent of the shareholders.  The amendments were adopted on November 2, 2022 by the Company’s board of directors and approved by the Company’s shareholders at an annual meeting of shareholders held on December 13, 2022.

The full text of the articles of amendment is attached as Exhibit 2.1 to this report and incorporated herein by reference.

Exhibit No.	Exhibit Title
2.1	Articles of Amendment of CR Global Holdings, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CR GLOBAL HOLDINGS, INC.

By:	/s/ Chantel Ray Finch
Chantel Ray Finch
Chief Executive Officer and President

Date: April 27, 2023